Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 24, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:      David Gessert

Joe McCann

Tracey McKoy

Angela Connell

Re:	Consonance-HFW Acquisition Corp.

Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-256146

Dear Mr. Gessert,

This letter is being submitted on behalf of Consonance-HFW Acquisition Corp. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on May 14, 2021 (the “Registration Statement”), as set forth in your letter dated June 15, 2021 (the “Comment Letter”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to Registration Statement (the “Amended Registration Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amended Registration Statement and a copy marked to show all changes to the Registration Statement.

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Page references herein correspond to the pages of the Registration Statement.

Registration Statement on Form S-4 filed on May 14, 2021

Cover Page

1.

Please revise to disclose the trading price of shares of Consonance-HFW Acquisition Corp.’s common stock immediately before the announcement of the business combination and as of the latest most practicable date.

Division of Corporation Finance

June 24, 2021

Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement.

Summary of the Proxy Statement/Prospectus

Governing Documents Proposals, page 28

2.

With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note the changes in authorized capital and the removal of stockholder action by written consent. For additional guidance, please refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3.htm.

Response: In response to the Staff’s comment, the Company has reconsidered the application of Rule 14a-4(a)(3) and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (“Question 101.02”) as they pertain to the provisions of the Proposed Governing Documents. Following such reconsideration and consistent with the guidance provided under Question 101.02, the Company has determined that (1) the change in authorized share capital of the Company, (2) the grant of authority to the New Surrozen Board to issue shares of New Surrozen Preferred Stock in one or more classes or series and (3) the removal of the ability of New Surrozen stockholders to take action by written consent in lieu of a meeting should be unbundled as each constitutes a new provision on which the Company’s shareholders could reasonably be expected to wish to express a view separate from their views on the approval of the Domestication.

To address this, the Company has added new Governing Documents Proposals A, B and C in the Registration Statement, which are separate from the broader New Governing Documents Proposal D and which contemplate, respectively, (1) the change in authorized share capital of the Company, (2) the grant of authority to the New Surrozen Board to issue shares of New Surrozen Preferred Stock in one or more classes or series and (3) the removal of the ability of New Surrozen stockholders to take action by written consent in lieu of a meeting. Meanwhile, Governing Document Proposal D authorizes the amendment and restatement of the Existing Governing Documents more broadly, including (1) the change of the post-Business Combination corporate name from “Consonance-HFW Acquisition Corp.” to “Surrozen, Inc.” (which is expected to occur upon the consummation of the Domestication), (2) the perpetual corporate existence of New Surrozen, (3) the adoption of Delaware as the exclusive forum for certain stockholder litigation and federal district courts of the United States of America as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended and (4) the removal of certain provisions related to the Company’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, as well as any immaterial changes necessary or, as mutually agreed in good faith by CHFW and Surrozen, desirable in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Company’s domestication.

Division of Corporation Finance

June 24, 2021

The Company respectfully submits that it does not believe that the elements of new Governing Documents Proposal D should be unbundled under Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company has considered Rule 14a-4(a)(3) and guidance issued by the Staff with respect thereto, and as it does not believe that the elements of Governing Documents Proposal D represent “separate matters” required to be presented in separate proposals. The provisions under Governing Documents Proposal D are inextricably linked components of the establishment of a perpetually existing Delaware corporation governed by the DGCL in the place of a limited existence, blank check Cayman Islands company governed by the Cayman Islands Companies Act.

The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently. As discussed above, the Company believes that the elements of Governing Documents Proposal D comprise a unitary matter, which are all related to the Company’s domestication and subsequent existence as a Delaware corporation under the DGCL.

For these reasons, the Company believes that the individual components of the Governing Documents Proposal D should not be considered separately.

Further, the Company respectfully advises the Staff that the Company has revised the Registration Statement to include the New Organizational Documents Proposal, and has distinguished this from the Governing Documents Proposal by clarifying that the various Governing Documents proposals are non-binding, advisory proposals. The Company respectfully advises the Staff that the New Organizational Documents Proposal is required as a matter of Cayman Islands law to adopt a new certificate of incorporation and bylaws for New Surrozen. The Governing Documents Proposals are non-binding, advisory resolutions designed to highlight material differences between the existing and proposed governing documents for CHFW shareholders in compliance with SEC guidance.

Interests of CHFW Directors and Executive Officers in the Business Combination, page 37

3.

Please expand your disclosure here to quantify the aggregate dollar amount and describe the nature of what the CHFW sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Further, please clarify if the CHFW sponsor and its affiliates can earn a positive rate of return on their investment, even if other CHFW shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and Answers and/or Summary discussion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 110, 111, 173 and 174 of the Registration Statement.

Division of Corporation Finance

June 24, 2021

Business Combination Proposal

Background to the Business Combination, page 151

4.	Please expand your disclosure on page 153 to describe how Surrozen was identified as a target and by whom, and how the negotiations were started with it and by whom.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Registration Statement.

5.	Please revise the disclosure on page 155 to disclose the post-money valuation of Surrozen in its most recent round of financing and the date of that financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Registration Statement.

6.

Please revise to explain the bases that management used to determine that the nine identified companies in the table were the most comparable to Surrozen. Discuss all material criteria and assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Registration Statement.

7.

We note your disclosure in the sixth bullet on page 157 that the CHFW board considered a financial and valuation analysis in its evaluation of the proposed business combination. Please revise to indicate whether this is the same analysis that management presented to the Board on February 18, 2021. To the extent that this is a different or updated analysis, then please revise to present such analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of the Registration Statement.

8.

With reference to your disclosure on page 156 concerning Surrozen’s pending IPO process, please revise here or elsewhere, as appropriate, to discuss how and why Surrozen became interested in a SPAC merger as opposed to a more traditional IPO transaction. Where appropriate, please also disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 166 of the Registration Statement.

Division of Corporation Finance

June 24, 2021

9.	With reference to the March 18, 2021 entry, please identify the Lead Investor and discuss any reasons this investor provided to support a reduced valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 167 of the Registration Statement to identify the Lead Investor. The Company respectfully advises the Staff that the Lead Investor did not provide any reasons to support a reduced valuation.

Certain Material U.S. Federal Income Tax Considerations, page 193

10.

Please revise to include a tax opinion covering the material tax consequences of the redomestication and redemption. With reference to your disclosure on page 198 concerning your likely status as a PFIC, please revise so that the disclosure/opinion concerning the tax consequences is not “subject to the PFIC rules” which are discussed elsewhere in the prospectus. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary sections accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 127, 128 and 205 of the Registration Statement and included a tax opinion from the Company’s counsel as Exhibit 5.2 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 214

11.

You indicate in pro forma adjustment (d) that the warrants issued in the PIPE Financing are expected to be equity classified under ASC 815-40 after considering, amongst other factors, the post-combination company will have a single class equity structure. You also disclose on page 32 that the warrants issued in the PIPE Financing have substantially the same provisions as the private warrants issued in connection with your initial public offering. Please provide us with an analysis supporting your determination that the PIPE Warrants meet the requirements for equity classification under ASC 815-40. In this regard, please clarify whether the warrants issued in the PIPE Financing contain a provision similar to the private warrants issued in your IPO that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant.

Response: The Company refers the Staff to page 34 of section “Summary of the Proxy Statement/ Prospectus – PIPE Financing,” which states, in part, “The PIPE Warrants have substantially the same provisions as the warrants issued in connection with CHFW’s initial public offering.” The warrants issued in connection with CHFW’s initial public offering refer to the public warrants, as defined in the Proxy Statement/ Prospectus filing, and not the private placement warrants, as defined in the Proxy

Division of Corporation Finance

June 24, 2021

Statement/ Prospectus filing, which were issued simultaneously with, but separately from, CHFW’s initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 142, 252, F-20 and F-39 of the Registration Statement to emphasize that the “PIPE Warrants have substantially the same provisions as the public warrants issued in connection with CHFW’s initial public offering.”

Information About Surrozen, page 240

12.	Please disclose Surrozen’s plan for using the proceeds obtained through the merger and PIPE financings. In particular, please discuss the funding plan for each of the two lead candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

Our Strategy, page 247

13.

The disclosure on page 247 indicates that Surrozen has a leadership position as a pioneer in Wnt pathway modulation and you seek to further your leading position in developing Wnt signaling pathway modulators. Please expand your disclosure to describe the basis and provide support for these statements. Similarly, please revise the disclosure on page 30 to clarify how the CHFW Board concluded that this is an industry leading platform.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 170 of the Registration Statement.

Intellectual Property—Licensing Arrangements, page 265

14.	Please address the following:

•	With respect to the Stanford License Agreements, revise to provide the royalty term, the expected expiration of the patents licensed thereunder;

•

With respect to the UCSF License and Option Agreements, revise to identify your product candidate(s) or programs dependent on the UCSF license and provide the expected royalty term if the option is exercised and quantify the aggregate potential milestone payments; and

•

With respect to the Distributed Bio Subscription agreement, revise to identify your product candidate(s) and or research program(s) dependent on the agreement. Additionally, disclose the subscription term and quantify the annual fee.

Division of Corporation Finance

June 24, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 283 through 286 of the Registration Statement. In addition, the Company advises the Staff that it has filed redacted forms of the agreements referenced above as Exhibits 10.9 through 10.17 to the Amended Registration Statement.

SWAP Platform Technology, page 268

15.

We note your disclosure that you solely own or exclusively license twelve patent families related to your SWAP platform. Please revise to provide the applicable jurisdiction for each of your remaining pending patent applications for your SWAP platform, aside from the six patent families that are described.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 286 of the Registration Statement.

Surrozen’s Executive Compensation Employment Arrangements, page 300

16.	Please confirm that you will file the employment agreements or offer letters with each of your named executive officers.

Response: The Company confirms that Surrozen’s executive officers will be entering into new compensation arrangements effective after the closing of the Business Combination and that, following the closing, New Surrozen will timely file such employment agreements or offer letters on a Form 8-K following the closing of the Business Combination.

Beneficial Ownership of Securities, page 319

17.	With reference to footnotes 5 and 10, please identify the natural person(s) with voting and/or dispositive control over the shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 340 and 341 of the Registration Statement.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Jocelyn Arel at (617) 570-1067 or JArel@goodwinlaw.com.

Division of Corporation Finance

June 24, 2021

Sincerely,

/s/ Jocelyn Arel
Jocelyn Arel

cc:	Gad Soffer, Consonance-HFW Acquisition Corp.

Josh House, Consonance-HFW Acquisition Corp.

Jacqueline Mercier, Goodwin Procter LLP